# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Commercial Vehicle Group, Inc., CIK 0001290900
CUSIP: 202608105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7800 Walton Parkway, New Albany, Ohio (OH), 43054
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0000850401

## Reporting persons
- The TCW Group, Inc., on behalf of the TCW Business Unit: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 3,085,692; sole dispositive power 0; shared dispositive power 3,085,692; aggregate amount beneficially owned 3,085,692 (7.84% of the class)

## Item 1. Issuer
Name of issuer: Commercial Vehicle Group, Inc.
Address of issuer's principal executive offices: 7800 Walton Parkway New Albany, OH 43054

## Item 2. Person Filing
Name of person filing: The TCW Group, Inc., on behalf of the TCW Business Unit
Address of principal business office or, if none, residence: 515 South Flower Street, Los Angeles, CA 90071
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,085,692.00
Percent of class: 7.84
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,085,692.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,085,692.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The TCW Group, Inc., on behalf of the TCW Business Unit: /s/Andrew Bowden, Andrew Bowden, Executive Vice President (07/22/2026)